EXHIBIT 99.1

Neptune to Hold Conference Call to Discuss Third Quarter Results

LAVAL, Quebec, Jan. 7, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) will be holding a conference call on Wednesday January 15, at 9:00 am ET to present its results for the third quarter ended November 30, 2013. The Company will also be providing an update on the status of its previously disclosed action plan to resume operations and supply customers.

To access the conference call within Canada & the U.S., dial toll‐free 1‐877-380-5664. Outside Canada and the U.S., dial 1‐631-813-4882.

Conference call details:
Conference Topic:	Neptune's Third Quarter Ended November 30, 2013 Results Call
Conference ID:	31032430
Date:	Wednesday January 15, 2014
Time:	9:00 AM Eastern Time

Management will accept questions related to the financial results and its operations by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to f.harland@neptunebiotech.com.

An archived recording of the conference call will be available on Neptune's website (www.neptunebiotech.com) shortly after the call.

Neptune's unaudited consolidated financial statements for the quarter ended November 30, 2013 and related MD&A will be made available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Neptune's website at http://www.neptunebiotech.com on Tuesday January 14.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 1000, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         www.neptunebiotech.com